                                                ===============================
                                                 OMB APPROVAL
                                                ===============================
                                                 OMB Number: 3235-0145
                                                ===============================
                                                 Expires: October 31, 2005
                                                ===============================
                                                 Estimated average burden
                                                 hours per response. . . 11
                                                ===============================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                            FOCUS ENHANCEMENTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    344159108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 MARCH 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]      Rule 13d-1(b)
[ ]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS
FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB
CONTROL NUMBER.

SEC 1745 (12-02)

----------------------------------------                                        --------------------------------------

CUSIP No. 344159108                                       13G                             Page 2 of 6 Pages

----------------------------------------                                        --------------------------------------

--------- ------------------------------------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          033 ASSET MANAGEMENT, LLC

--------- ------------------------------------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A GROUP*                                                            (a)
                                                                                                           (b)  [X]

--------- ------------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE, USA

----------------------------------------------------------------------------------------------------------------------
    NUMBER OF       5.    SOLE VOTING POWER                             6,141,468
     SHARES
  BENEFICIALLY      ----- --------------------------------------------- ----------------------------------------------
     OWNED BY       6.    SHARED VOTING POWER                            0
      EACH
   REPORTING        ----- --------------------------------------------- ----------------------------------------------
   PERSON WITH:     7.    SOLE DISPOSITIVE POWER                        6,141,468

                    ----- --------------------------------------------- ----------------------------------------------
                    8.    SHARED DISPOSITIVE POWER                       0

--------- ------------------------------------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                  6,141,468

--------- ------------------------------------------------------------------------------------------------------------
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

--------- ------------------------------------------------------ -----------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  10.1%

--------- ------------------------------------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                        IA

--------- ------------------------------------------------------ -----------------------------------------------------

----------------------------------------                                        --------------------------------------

CUSIP No. 344159108                                       13G                             Page 3 of 6 Pages

----------------------------------------                                        --------------------------------------

This Amendment No. 1 amends the Schedule 13G filed by the Reporting Person on February 7, 2005.

The purpose of this Amendment is to reflect the purchase and sale of Shares (as hereinafter defined).

ITEM 1.
        (a)  Name of Issuer:            FOCUS ENHANCEMENTS, INC.

        (b)  Address of Issuer's Principal Executive Offices:    1370 DELL STREET
                                                                 CAMPBELL, CALIFORNIA 95008

ITEM 2.

        (a)  Name of Person Filing:         033 ASSET MANAGEMENT, LLC

        (b)  Address of Principal Business Office or, if none, Residence:   125 HIGH STREET
                                                                            BOSTON, MASSACHUSETTS 02110

        (c)  Citizenship:                   DELAWARE, USA

        (d)  Title of Class of Securities:  COMMON STOCK, PAR VALUE $0.001 PER SHARE

        (e)  CUSIP Number:                  344159108

ITEM 3.      IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13d-1(b) OR
             240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a)[ ]  Broker or dealer registered under section 15 of the Act
               (15 U.S.C. 78o).

        (b)[ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

        (c)[ ]  Insurance company as defined in section 3(a)(19) of the Act
                (15 U.S.C. 78c).

        (d)[ ]  Investment company registered under section 8 of the Investment
                Company Act of 1940 (15 U.S.C 80a-8).

        (e)[X]  An investment adviser in accordance with
                ss.240.13d-1(b)(1)(ii)(E);

        (f)[ ]  An employee benefit plan or endowment fund in accordance with
                ss.240.13d-1(b)(1)(ii)(F);

        (g)[ ]  A parent holding company or control person in accordance with
                ss. 240.13d-1(b)(1)(ii)(G);

        (h)[ ]  A savings associations as defined in Section 3(b) of the Federal
                Deposit Insurance Act 12 U.S.C. 1813);

        (i)[ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
                Company Act of 1940 (15 U.S.C. 80a-3);

        (j)[ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

------------------------------                     -----------------------------

CUSIP No. 344159108                    13G               Page 4 of 6 Pages

------------------------------                     -----------------------------

ITEM 4.      OWNERSHIP.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)       Amount beneficially owned:                                                   6,141,468

     (b)       Percent of class:                                                                10.1%

     (c)       Number of shares as to which the person has:

     (d)           (i)      Sole power to vote or to direct the vote:                       6,141,468

     (e)           (ii)     Shared power to vote or to direct the vote:                             0

     (f)          (iii)     Sole power to  dispose  or to direct  the  disposition of:      6,141,468

     (g)           (iv)     Shared  power to dispose or to direct the  disposition of:              0

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

          THE REPORTING PERSON IS THE INVESTMENT MANAGER OF (I) 033 GROWTH
PARTNERS I, L.P., (II) 033 GROWTH PARTNERS II, L.P., (III) OYSTER POND PARTNERS,
L.P. AND (IV) 033 GROWTH INTERNATIONAL FUND, LTD. (TOGETHER, THE "FUNDS"). THE
FUNDS OWN, IN THE AGGREGATE, BUT NO FUND INDIVIDUALLY OWNS, MORE THAN 5% OF THE
CLASS; HOWEVER, EACH FUND HAS THE RIGHT TO RECEIVE DIVIDENDS FROM, OR THE
PROCEEDS FROM THE SALE OF, SUCH SECURITIES.

          THE REPORTING PERSON MAY BE DEEMED, FOR PURPOSES OF RULE 13D-3 UNDER
THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, TO BE THE BENEFICIAL OWNER OF
AN AGGREGATE OF 6,141,468 SHARES (INCLUDING SHARES UNDERLYING WARRANTS WHICH MAY
BE DEEMED TO BE EXERCISABLE WITHIN 60 DAYS FOLLOWING THE DATE OF THIS
STATEMENT), REPRESENTING APPROXIMATELY 10.1% OF THE OUTSTANDING SHARES OWNED BY
THE FUNDS (BASED UPON 59,915,536 SHARES OUTSTANDING AS OF MARCH 9, 2005 AS
REPORTED ON THE ISSUER'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2004, TOGETHER WITH THE 681,897 SHARES UNDERLYING THE WARRANTS
DEEMED TO BE EXERCISED BY THE REPORTING PERSON). THE REPORTING PERSON DISCLAIMS
ANY ECONOMIC INTEREST OR BENEFICIAL OWNERSHIP OF THE SHARES COVERED BY THIS
STATEMENT.

----------------------------                     -------------------------------

CUSIP No. 344159108                  13G                   Page 5 of 6 Pages

----------------------------                     -------------------------------

ITEM 7.      IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
             ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
             COMPANY

          If a parent holding company has filed this schedule, pursuant to Rule
13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule
13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          If a group has filed this schedule pursuant to
ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP

          Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10.     CERTIFICATION

             The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):

                 By signing below I certify that, to the best of my
                 knowledge and belief, the securities referred to above
                 were acquired and are held in the ordinary course of
                 business and were not acquired and are not held for the
 (a)             purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. [X]

             The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

                 By signing below I certify that, to the best of my knowledge
 (b)             and belief, the securities referred to above were not
                 acquired and are not held for the purpose of or with the
                 effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction
                 having that purpose or effect. |_|

------------------------                                ------------------------

CUSIP No. 344159108                    13G                 Page 6 of 6 Pages

------------------------                                ------------------------

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         April 5, 2005
                          -----------------------------------------------------
                          Date
                                       Lawrence C. Longo
                          -----------------------------------------------------
                          Signature

                            Lawrence C. Longo, Chief Operating Officer
                          -----------------------------------------------------
                          Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.
The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

ATTENTION:   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
             CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)